May 10, 2019

Pnina Fishman
Chief Executive Officer
Can-Fite BioPharma Ltd.
10 Bareket Street
Kiryat Matalon
P.O. Box 7537
Petach-Tikva
4951778, Israel

       Re: Can-Fite BioPharma Ltd.
           Registration Statement on Form F-1
           Filed May 3, 2019
           File No. 333-231209

Dear Dr. Fishman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                     Division of Corporation
Finance
                                                     Office of Healthcare &
Insurance
cc:    Gary Emmanuel, Esq. - McDermott Will & Emery LLP